

August 30, 2012

<u>Via E-mail</u>
Kenneth Hill
Chief Executive Officer and Director
Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, Texas 78746

> **Re:** **Victory Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 2-76219-NY**

Dear Mr. Hill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Business – General Background, page 3</u>

1. You state that you are authorized to issue 490,000,000 shares of common stock, but at page 4 you indicate that you sold convertible debentures which are convertible into an aggregate of 679,000,000 shares of common stock. Clarify whether either of these numbers gives effect to the 50:1 reverse stock split. With a view toward disclosure, explain to us any issues that potentially arise under applicable state law with regard to the sale of convertible securities or the conversion of such securities if there was not enough

authorized common stock at the time of sale or if there is not enough authorized common stock at the time of conversion.

Risk Factors, page 8

Federal and state legislative and regulatory initiatives, page 10

2.   We note your disclosure in the above-captioned risk factor concerning risks associated with the prospect of increasing regulation related to hydraulic fracturing. Please revise your disclosure to state whether you or your operators conduct or otherwise are involved with hydraulic fracturing. In addition and if material, please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing.

Legal Proceedings, page 23

3.   Please provide all the disclosure regarding the Kinross-Kennedy litigation that Item 103 of Regulation S-K would require. We note the general reference at page 36, but there is no discussion of the lawsuit in this section.

Exhibits, page 49

4.   Please provide the basis for not filing the report prepared by Mr. Nicolson, or file it. See Item 1202(a)(8) of Regulation S-K.

5.   Please file as an exhibit the agreement with Mr. Biggers which, according to the Form 8-K you filed on December 28, 2011, was executed on December 28, 2011. See Instruction 2 to Item 601(b)(10) of Regulation S-K.

6.   The document you incorporate by reference as Exhibit 10.9 was not filed in complete form. Please file the complete version of the amended partnership agreement as an exhibit with the amended Form 10-K.

Signatures

7.   Provide all the signatures that General Instruction D of Form 10-K requires. For example, you do not identify the individual(s) signing in the capacity of principal financial officer and in the capacity of principal accounting officer. See Instructions D(2)(a) and D(2)(b).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director